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EXHIBIT 99.1

        Press Release of Grupo Corporativo ONO, S.A., dated 20 December 2002 announcing the Expiration of the Tender Offers for Notes issued by ONO Finance Plc and the Results of those Offers

20-DEC-02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES THE EXPIRATION OF THE TENDER OFFERS FOR NOTES ISSUED BY ONO FINANCE PLC AND THE RESULTS OF THOSE OFFERS

        December 20—Grupo Corporativo ONO, S.A. (the "Offeror") announced today that the Offers that commenced on Wednesday, November 20, 2002 expired yesterday, Thursday, December 19, 2002 at 5pm, New York time, for Notes held through the Depository Trust Company and 11am, London time, for Notes held through Euroclear and Clearstream.

        The Offeror also announced today the principal amount of each series of Notes issued by ONO Finance Plc that had been tendered as of Thursday, December 19, 2002 and the principal amount of such tenders that it has accepted.

        The Purchase Prices for each series of dollar denominated Notes and Euro denominated Notes was set at $320 or €320 (per $1,000 or €1,000) on Wednesday, December 4, 2002, following the first stage of the Offers.

        Based on these Purchase Prices, the total cash cost (including any accrued interest and Early Tender Payment amounts) of purchasing the Notes tendered and accepted is €135.8 million.

        It is anticipated that payment for those Notes tendered and accepted (including any accrued interest and Early Tender Payment) will be made on Monday, December 23, 2002 in accordance with the procedures set out in the Offer to Purchase dated November 20, 2002 (the "Offer to Purchase").

        Full details of the principal amount of each series tendered and accepted are shown in the table below:

Series of Notes	Principal amount tendered as of December 19, 2002	Principal amount of tenders accepted as of December 19, 2002	Principal amount eligible for Early Tender Payment	Maximum Principal Amount sought
13% Dollar Notes due 2009	$135,602,000	$135,602,000	$128,045,000	$137,500,000
13% Euro Notes due 2009	€ 55,382,000	€ 55,382,000	€ 26,312,000	€ 62,500,000
14% Euro Notes due 2010	€ 66,275,000	€ 66,275,000	€ 37,380,000	€100,000,000
14% Dollar Notes due 2011	$ 76,586,000	$ 76,586,000	$ 73,306,000	$100,000,000
14% Euro Notes due 2011	€ 43,812,000	€ 43,812,000	€ 26,785,000	€ 75,000,000

        Conditions to the Offers included, amongst others: (i) the requirement that there be validly tendered and not validly withdrawn at least 10 million in aggregate principal amount of the series of Notes which are the subject of the Offer, (ii) the requirement that there be validly tendered and not validly withdrawn Notes, regardless of series, in aggregate principal amount of at least 325 million and (iii) fulfilment of the Bank Consent Condition, which requires the lenders under Cableuropa's Senior Bank Credit Facility to agree to waivers necessary to allow completion of the proposed recapitalization (as announced previously) as well as certain amendments to financial covenants (the "Required Waivers and Amendments"). The Offer to Purchase contains a detailed description of the conditions to the Offers, including the Required Waivers and Amendments. All of these conditions have been satisfied with respect to each Offer.

* * * * * * * * * * * * * *

        This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any series of Notes. The Offers may only be made pursuant to the terms of the Offer to Purchase.

        UBS Warburg Ltd. is acting as dealer manager, JP Morgan Chase is acting as the depositary and tender agent, and D.F. King & Co. is acting as the information agent. The Bank of New York (Luxembourg) S.A. is acting as the information agent in Luxembourg. Holders of Notes may obtain information relating to the Offer to Purchase from the information agent at +1 212 269 5550 (collect) or +1 800 758 5880 (toll free) in the United States or +44 207 7920 9700 in the United Kingdom (subject to compliance with regulatory requirements); the information agent in Luxembourg at Aerogolf Centre, 1A Hoehenhof, L-1736 Sennigerberg, GD Luxembourg.or from UBS Warburg at +1 203 719 8035 (collect) or +1 800 722 9555 (extension 8035) (toll free) in the United States or +44 207 568 7132 in the United Kingdom.

        UBS Warburg Ltd. is acting for the Offeror in connection with the Offers and no one else and will not be responsible to anyone other than the Offeror for providing the protections offered to clients of UBS Warburg Ltd. nor for providing advice in relation to the Offers.

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  EXHIBIT 99.1
20-DEC-02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES THE EXPIRATION OF THE TENDER OFFERS FOR NOTES ISSUED BY ONO FINANCE PLC AND THE RESULTS OF THOSE OFFERS